Filed Pursuant to Rule 433

Registration No. 333-222963

Dated June 3, 2020

PRICING TERM SHEET

June 3, 2020

Southwest Airlines Co.

$500,000,000 4.750% Notes due 2023 (Reopening)

$1,300,000,000 5.125% Notes due 2027

Issuer:	Southwest Airlines Co.

Securities:

$500,000,000 4.750% Notes due 2023 (the “2023 Notes”)

$1,300,000,000 5.125% Notes due 2027 (the “2027 Notes”)

The 2023 Notes offered hereby will form a single series with the existing 4.750% Notes due 2023 issued by Southwest Airlines Co. in an aggregate principal amount of $750,000,000 on May 4, 2020 (the “Existing 2023 Notes”), will have identical terms, other than the issue date and the issue price, as the Existing 2023 Notes, and will have the same CUSIP number as and will trade interchangeably with the Existing 2023 Notes.

Use of Proceeds:	To repay all of the outstanding borrowings under the Company’s Amended and Restated 364-Day Credit Agreement and for general corporate purposes. The Company intends to terminate the Amended and Restated 364-Day Credit Agreement upon repayment.

Maturity Date:	2023 Notes: May 4, 2023 2027 Notes: June 15, 2027

Coupon:	2023 Notes: 4.750% 2027 Notes: 5.125%

Price to Public:	2023 Notes: 102.725% of the principal amount, plus accrued interest from May 4, 2020[1] 2027 Notes: 100.000% of the principal amount

Yield to Maturity:	2023 Notes: 3.750% 2027 Notes: 5.125%

Interest Payment Dates:	2023 Notes: May 4 and November 4 2027 Notes: June 15 and December 15, commencing December 15, 2020

Payment Frequency:	Semi-Annually

[1]	Plus accrued interest from May 4, 2020 to, but not including, June 8, 2020, in the aggregate amount of $2,243,055.56.

Redemption Provisions:

Make-Whole Call:	2023 Notes: Treasury plus 50 basis points 2027 Notes: Treasury plus 50 basis points

Par Call:	2023 Notes: No par call 2027 Notes: At any time on or after April 15, 2027

Day Count Convention:	30/360

Change of Control Offer:	If a change of control triggering event occurs with respect to either series of Notes, the issuer will be required, subject to certain conditions, to offer to repurchase such Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Settlement Date:	June 8, 2020 (T+3)

Net Proceeds (before expenses and, for the 2023 Notes, accrued interest):	2023 Notes: $510,625,000 (102.125% of the principal amount). 2027 Notes: $1,291,875,000 (99.375% of the principal amount).

CUSIP/ISIN:	2023 Notes: 844741 BH0 / US844741BH05 2027 Notes: 844741 BK3 / US844741BK34

Ratings (Moody’s/S&P/Fitch):*	Baa1/BBB/BBB+

Trade Date:	June 3, 2020

Joint Book-Running Managers:	Citigroup Global Markets Inc. BNP Paribas Securities Corp. BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Wells Fargo Securities LLC

Co-Managers:	Academy Securities, Inc. Comerica Securities, Inc. Drexel Hamilton, LLC Loop Capital Markets LLC Standard Chartered Bank

Additional Tax Disclosure Regarding 2023 Notes:

Qualified Reopening:	Southwest Airlines Co. intends to treat the issuance of the 2023 Notes as part of the same issue as the Existing 2023 Notes for U.S. federal income tax purposes. Assuming the issuance of the 2023 Notes will be so treated, the 2023 Notes will have the same issue date and the same issue price as the Existing 2023 Notes for U.S. federal income tax purposes.

Pre-Issuance Accrued Interest:	A portion of the purchase price paid by a holder for the 2023 Notes may be attributable to interest accrued prior to the issuance of the 2023 Notes (“pre-issuance accrued interest”). In this case, a holder may treat the 2023 Notes for U.S. federal income tax purposes as having been purchased for a price that does not include any pre-issuance accrued interest. Based on this treatment, the portion of the first stated interest payment equal to the pre-issuance accrued interest will be treated as a nontaxable return of such pre-issuance accrued interest to the holder and, accordingly, will not be taxable as interest on the 2023 Notes. Further, under such position, in determining any gain or loss recognized by a holder in a taxable disposition of the 2023 Notes, any amount attributable to such pre-issuance accrued interest would not be taken into account. Notwithstanding the foregoing, any pre-issuance accrued interest received by a Non-U.S. holder (as defined under the “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement), however, may be treated as interest income by an applicable withholding agent and therefore may be subject to U.S. federal withholding tax. Non-U.S. holders should consult their tax advisors regarding the possibility of claiming a refund with respect to any withholding imposed on the portion of the first interest payment allocable to pre-issuance accrued interest.

Amortizable Bond Premium:	A holder that purchases the 2023 Notes for a price (excluding any amount attributable to pre-issuance accrued interest) in excess of the stated principal amount of the 2023 Notes will be treated as having purchased the 2023 Notes with “amortizable bond premium.” Certain holders generally may elect to amortize such bond premium using a constant yield method over the remaining term of the 2023 Notes and may offset interest income otherwise required to be included in respect of such 2023 Notes during any taxable year by the amortized amount of such excess for the taxable year. However, because the 2023 Notes may be redeemed by Southwest Airlines Co. prior to maturity at a premium, special rules apply that may reduce or eliminate the amount of bond premium that such holder may amortize with respect to the 2023 Notes. If a holder elects to amortize any bond premium on the 2023 Notes, such holder must reduce its adjusted tax basis in such 2023 Notes by the amount of the bond premium amortized in any year. An election to amortize bond premium applies to all taxable debt instruments having bond premium that the holder owns or subsequently acquires and may not be revoked without the consent of the Internal Revenue Service. If a holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss such holder would otherwise recognize on a disposition of the 2023 Notes. A holder should consult its tax advisor about the advisability and effects of making such an election and any special rules that may apply as a result of Southwest Airlines Co.’s right to redeem the 2023 Notes prior to maturity.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information herein supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.

The issuer expects to deliver Notes against payment for the Notes on the Settlement Date, which will be the third business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146; BofA Securities, Inc. at 1-800-294-1322; BNP Paribas Securities Corp. at 1-800-854-5674; J.P. Morgan Securities LLC at 1-212-834-4533; or Morgan Stanley & Co. LLC at 1-866-718-1649.

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